Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three months ended March 31, 2020, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our First Quarter 2020 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2019 Annual MD&A; our 2019 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2020, we have updated our Cable segment financial and key performance indicator disclosures. Commencing this quarter, we will begin presenting Cable average revenue per account (ARPA), customer relationships, and market penetration. We have also amended our subscriber reporting to report Internet and Ignite TV™ subscribers, removing legacy Television subscribers and Phone subscribers. In addition to the changes to our key performance indicators, we will no longer report revenue by our Cable sub-products (i.e. Internet, Television, and Phone) and instead, we will present a single "service revenue" amount. These changes are a result of the way in which we manage our business due to the ongoing convergence of the technology used to deliver Internet and television services and represent the key metrics against which we will measure growth in our Cable segment. See "Results of Our Reportable Segments - Cable" and "Key Performance Indicators" for more information.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2019 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at April 21, 2020 and was approved by RCI's Board of Directors (the Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2020, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2019 or as at December 31, 2019, as applicable, unless otherwise indicated.

™ Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2020 Rogers Communications

Rogers Communications Inc.	1	First Quarter 2020

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it

2	Operating Environment and Strategic Highlights	22	Commitments and Contractual Obligations
4	Quarterly Financial Highlights	22	Regulatory Developments
5	Summary of Consolidated Financial Results	23	Updates to Risks and Uncertainties
6	Results of our Reportable Segments	25	Critical Accounting Policies and Estimates
11	Review of Consolidated Performance	26	Key Performance Indicators
13	Managing our Liquidity and Financial Resources	27	Non-GAAP Measures and Related Performance
17	Overview of Financial Position		Measures
18	Financial Condition	30	Other Information
20	Financial Risk Management	32	About Forward-Looking Information

Operating Environment and Strategic Highlights

The COVID-19 pandemic is significantly impacting Canadians and economies around the world. During this time and as an essential service provider, ensuring our customers remain connected to the people in their lives, and that our customers and employees remain safe, is of utmost importance. We have taken swift action to ensure our customers can stay connected to the world around them, such as providing additional services and waiving certain fees, and that our networks remain operational, including through adding capacity and managing traffic. We have also taken steps to ensure our employees remain safe and healthy, including temporarily closing a majority of our retail stores and enabling our employees to work from home whenever possible. In addition, we have announced several community-focused initiatives to help those in need during this difficult time. While COVID-19 is having a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and world-class networks that will allow us to get through this difficult time having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Waived pay-per-use international roaming fees in all available destinations until April 30 to help our customers return home from abroad.

•	Waived long distance voice calling fees across Canada from mid-March until at least the end of June.

•	Implemented flexible payment options for customers facing financial uncertainty as a result of the COVID-19 pandemic, with no account suspensions or disconnections until at least the end of June.

•	Increased digital adoption by six points sequentially to 84%, with many self-serve options during the public health crisis.

•
Introduced an Ignite™ self-installation program as a safe, easy, no-contact way for our customers to install our Ignite Internet™ and Ignite TV services; 100% of our installations in April have been performed this way.

Rogers Communications Inc.	2	First Quarter 2020

Invest in our networks and technology to deliver leading performance and reliability

•
Turned on Canada’s first 5G network in downtown Vancouver, Toronto, Ottawa, and Montreal using 2.5 GHz spectrum and brought exclusive 5G service to Rogers Infinite™ customers on the new Samsung Galaxy S20 5G series.

•	Became a founding member of the 5G Future Forum, focused on developing interoperable 5G standards across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•
Continued to add capacity and manage traffic where needed to ensure customers stay connected during the COVID-19 pandemic, with total traffic on our world-class networks up by over 50% as more people started working from home.

•	Launched and added capacity for government 1-800 numbers to serve citizens during the public health crisis and enabled temporary COVID-19 health assessment centres.

Deliver innovative solutions and compelling content that our customers will love

•	Launched free access for Rogers TV customers to a rotating selection of channels from mid-March until at least the end of June.

•	Temporarily removed data usage caps for customers on limited home Internet plans from mid-March until at least the end of June so they can stream, surf, and connect without worry.

•
Continued news reporting across our media assets with radio and television broadcasting as an essential service; created original content and programming for Sportsnet viewers given the suspension of live sports during the COVID-19 pandemic.

Drive profitable growth in all the markets we serve

•	Expanded our consolidated adjusted EBITDA margin by 190 basis points, to 39.1%.

•	Grew free cash flow by 14%.

•	Ended the quarter with total available liquidity of $3.8 billion.

Develop our people and a high performance culture

•
Accelerated progress during the COVID-19 pandemic on our strategic priority to offer increased flexibility to our employees through work-from-home programs across the company, including approximately 7,000 customer solution specialists.

•	Delivered enhanced programs and employee communications to ensure employees are supported and informed during the public health crisis.

•	Launched a national development planning campaign and an enhanced internal learning platform for all employees.

Be a strong, socially responsible leader in our communities across Canada

•
Launched an awareness campaign across our media and digital assets to raise money for Food Banks Canada to address acute food shortages during the COVID-19 pandemic; donated more than one million meals through a corporate donation and employee contributions.

•	Partnered with Big Brothers Big Sisters of Canada to donate smartphones in collaboration with Samsung and provide six months of free service to vulnerable youth to help them stay connected to mentors.

•
Partnered with Women’s Shelters of Canada to provide emergency devices and advertising space across our media and digital assets to promote Sheltersafe.ca for women at risk during the public health crisis.

•	Expanded Connected for Success, our low-cost Internet program, to reach over 250,000 households with 340 housing partners.

Rogers Communications Inc.	3	First Quarter 2020

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Substantial cash flow and available liquidity
This quarter, we continued to generate substantial cash flow from operating activities of $959 million, down 4%, and free cash flow of $462 million, up 14%. Furthermore, as at March 31, 2020, we had $3.8 billion of available liquidity, including $1.9 billion in cash and cash equivalents and a combined $1.9 billion available under our bank credit facility and accounts receivable securitization program, and investment-grade credit ratings with a stable outlook.

We also returned substantial cash to shareholders through the payment of $253 million in dividends this quarter and we declared a $0.50 per share dividend on April 21.

Revenue
Total revenue decreased by 5% this quarter, largely driven by a 17% decrease in Wireless equipment revenue, as a result of lower subscriber activity surrounding the COVID-19 pandemic, and a 3% decrease in total service revenue.

Total service revenue decreased as a result of a 2% decrease in Wireless service revenue and a 12% decrease in Media revenue.

The Wireless service revenue decrease was primarily a result of lower roaming revenue, with lower overall roaming activity and as we provided these services to our customers at no cost during the COVID-19 pandemic, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite unlimited data plans.

Media revenue decreased by 12% primarily as a result of lower advertising and sports revenue, including at the Toronto Blue Jays, due to the impact of COVID-19 and the mid-March suspension of major sports leagues.

Cable revenue was stable this quarter, primarily as declines in our legacy television and home phone subscriber bases were offset by growth in our Internet and Ignite TV subscriber bases and the movement of Internet customers to higher speed and usage tiers.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA was stable this quarter and our adjusted EBITDA margin expanded by 190 basis points.

Wireless adjusted EBITDA increased by 1%, leading to a margin of 49.4%, an expansion of 300 basis points from last year, primarily as a result of lower net cost of equipment, partially offset by the service revenue changes discussed above.

Cable adjusted EBITDA increased by 2% this quarter as a result of various cost efficiencies and productivity initiatives. This gave rise to a margin of 46.6% this quarter, up 100 basis points from last year.

Media adjusted EBITDA decreased by 1%, or $1 million this quarter, primarily as the lower advertising and sports revenue, as discussed above, was almost entirely offset by lower programming and sports costs associated with the suspension of major sports leagues, as well as higher Toronto Blue Jays player payroll costs in 2019 associated with player trades.

Net income and adjusted net income
Net income and adjusted net income both decreased this quarter as the stable adjusted EBITDA was offset primarily by higher depreciation and amortization and higher finance costs.

Financial guidance
Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, we are unable at this time to predict the overall impact on our operations and financial results, but the impact may be material. As a result, it is not possible at this time to reliably estimate the impact of the pandemic on our financial results for the remainder of the year. We are therefore withdrawing the financial guidance we originally issued on January 22, 2020 until such a time as we can make a reliable estimate of our total service revenue, adjusted EBITDA, capital expenditures, and free cash flow for the year. Although we expect COVID-19 to adversely impact total service revenue and adjusted EBITDA in the short-term, strong free cash flow remains a priority for us this year. See "Updates to Risks and Uncertainties" and "About Forward-Looking Information" for more information on COVID-19, including the impacts it has had on our business and the actions we are taking in response.

Rogers Communications Inc.	4	First Quarter 2020

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2020	2019	% Chg

Revenue
Wireless	2,077	2,189	(5)
Cable	973	976	—
Media	412	468	(12)
Corporate items and intercompany eliminations	(46)	(46)	—
Revenue	3,416	3,587	(5)
Total service revenue [1]	3,049	3,143	(3)

Adjusted EBITDA [2]
Wireless	1,026	1,015	1
Cable	453	445	2
Media	(85)	(84)	1
Corporate items and intercompany eliminations	(59)	(41)	44
Adjusted EBITDA [2]	1,335	1,335	—
Adjusted EBITDA margin [2]	39.1%	37.2%	1.9	pts

Net income	352	391	(10)
Basic earnings per share	$0.70	$0.76	(8)
Diluted earnings per share	$0.68	$0.76	(11)

Adjusted net income [2]	367	405	(9)
Adjusted basic earnings per share [2]	$0.73	$0.79	(8)
Adjusted diluted earnings per share [2]	$0.71	$0.78	(9)

Capital expenditures	593	617	(4)
Cash provided by operating activities	959	998	(4)
Free cash flow [2]	462	405	14
1 As defined. See "Key Performance Indicators".

[2]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	5	First Quarter 2020

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2020	2019	% Chg

Revenue
Service revenue	1,712	1,747	(2)
Equipment revenue	365	442	(17)
Revenue	2,077	2,189	(5)

Operating expenses
Cost of equipment	374	501	(25)
Other operating expenses	677	673	1
Operating expenses	1,051	1,174	(10)

Adjusted EBITDA	1,026	1,015	1

Adjusted EBITDA margin	49.4%	46.4%	3.0	pts
Capital expenditures	281	282	—

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2020	2019	Chg

Postpaid
Gross additions	257	295	(38)
Net (losses) additions	(6)	23	(29)
Total postpaid subscribers [2]	9,432	9,180	252
Churn (monthly)	0.93%	0.99%	(0.06	pts)
Prepaid
Gross additions	141	171	(30)
Net losses	(66)	(56)	(10)
Total prepaid subscribers [2]	1,336	1,570	(234)
Churn (monthly)	4.98%	4.69%	0.29	pts
Blended ABPU (monthly)	$65.14	$64.62	$0.52
Blended ARPU (monthly)	$52.85	$54.13	($1.28)

[1]	Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 2% decrease in service revenue this quarter was a result of:

•	a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans; and

•	lower roaming revenue associated with lower overall roaming activity due to less travel and as we provided these services to our customers at no cost starting March 16; partially offset by

•	a larger postpaid subscriber base.

The 2% decrease in blended ARPU this quarter was also primarily a result of the declines in overage revenue and roaming revenue. Excluding the effects of these two declines, blended ARPU would have increased by 1% this quarter.

The 1% increase in blended ABPU this quarter was primarily a result of an ongoing shift in subscribers financing their new device purchases.

Rogers Communications Inc.	6	First Quarter 2020

The decrease in postpaid gross additions, the postpaid net losses, and the lower postpaid churn this quarter were all a result of the impacts of the COVID-19 pandemic, with store closures and overall lower market activity by Canadians during what is typically the most active period of the first quarter.

Equipment revenue
The 17% decrease in equipment revenue this quarter was a result of:

•	lower gross additions and device upgrades by existing customers, in part due to the COVID-19 pandemic; partially offset by

•	a shift in the product mix of device sales towards higher-value devices.

Operating expenses
Cost of equipment
The 25% decrease in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above.

Other operating expenses
Other operating expenses this quarter were in line with 2019.

Adjusted EBITDA
The 1% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	7	First Quarter 2020

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2020	2019	% Chg

Revenue
Service revenue	971	974	—
Equipment revenue	2	2	—
Revenue	973	976	—

Operating expenses	520	531	(2)

Adjusted EBITDA	453	445	2

Adjusted EBITDA margin	46.6%	45.6%	1.0	pts
Capital expenditures	251	289	(13)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2020	2019	Chg

Internet
Net additions	17	14	3
Total Internet subscribers [2]	2,551	2,444	107
Ignite TV
Net additions	91	47	44
Total Ignite TV subscribers [2]	417	89	328

Homes passed [2]	4,500	4,381	119
Customer relationships
Net additions (losses)	2	(1)	3
Total customer relationships [2]	2,512	2,488	24
ARPA (monthly)	$128.91	$130.51	($1.60)

Penetration [2]	55.8%	56.8%	(1.0	pts)

[1]	Subscriber results are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Revenue
The stable revenue this quarter was a result of:

•
a 1% decrease in ARPA as a result of bundled pricing constructs that provide home phone for a lower incremental cost, partially offset by the impact of Internet and television service pricing changes in 2019; offset by

•
the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV subscriber bases, partially offset by declines in our legacy television and home phone subscriber bases; and

•	the movement of Internet customers to higher speed and usage tiers in our Ignite Internet offerings.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. We are very pleased with the performance over the past year, during which we have achieved an over 350% increase in our subscriber base. We look forward to the next steps on our roadmap, including adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 2% decrease in operating expenses this quarter was a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	8	First Quarter 2020

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2020	2019	% Chg

Revenue	412	468	(12)
Operating expenses	497	552	(10)

Adjusted EBITDA	(85)	(84)	1

Adjusted EBITDA margin	(20.6)%	(17.9)%	(2.7	pts)
Capital expenditures	12	22	(45)

Our Media results this quarter have been significantly affected by the COVID-19 pandemic and reflect the suspension of all major sports leagues effective mid-March 2020. Additionally, our Media segment is affected by seasonal fluctuations, some of which relate to the typical amount of consumer activity and its impact on advertising and related retail cycles, which tend to be slower in the first quarter.

Revenue
The 12% decrease in revenue this quarter was a result of:

•	lower sports revenue, including at the Toronto Blue Jays, primarily as a result of the suspension of major sports leagues due to COVID-19;

•	lower advertising revenue as a result of softness in the advertising market due to COVID-19; and

•	the sale of our publishing business in April 2019.

Excluding the impacts of COVID-19 and the sale of our publishing business in April 2019, revenue would have increased by 3% this quarter.

Operating expenses
The 10% decrease in operating expenses this quarter was a result of:

•	the impact of Toronto Blue Jays player trades in 2019;

•	lower sports-related costs, including lower programming costs and lower Toronto Blue Jays player salaries and game day costs, in line with the lower revenue discussed above; and

•	lower publishing-related costs due to the sale of the business.

Adjusted EBITDA
The 1% decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	9	First Quarter 2020

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2020	2019	% Chg

Wireless	281	282	—
Cable	251	289	(13)
Media	12	22	(45)
Corporate	49	24	104

Capital expenditures [1]	593	617	(4)

Capital intensity [2]	17.4%	17.2%	0.2	pts

[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[2]	As defined. See "Key Performance Indicators".

Wireless
Capital expenditures in Wireless were in line with 2019 and reflect continued investments in our networks. We continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready and we continue work on our 5G deployments in the new 600 MHz band as well as other bands.

Cable
The decrease in capital expenditures in Cable this quarter was a result of lower purchases of customer premise equipment this quarter and investments in our network and IT infrastructure, as we work towards our ongoing goal of recognizing capital efficiencies and improving our capital intensity. We have continued upgrading our network infrastructure with additional fibre deployments, including increasing our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The decrease in capital expenditures in Media this quarter was primarily a result of greater investments in renovations at Toronto Blue Jays facilities and broadcast infrastructure last year.

Corporate
The increase in capital expenditures in Corporate this quarter was primarily a result of higher investments in our real estate facilities this year and increased overall IT infrastructure investments.

Capital intensity
Capital intensity increased this quarter as a result of lower revenue partially offset by lower capital expenditures, as discussed above.

Rogers Communications Inc.	10	First Quarter 2020

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended March 31
(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	1,335	1,335	—
Deduct (add):
Depreciation and amortization	639	609	5
Restructuring, acquisition and other	21	20	5
Finance costs	220	189	16
Other income	(14)	(13)	8
Income tax expense	117	139	(16)

Net income	352	391	(10)

[1]
Adjusted EBITDA is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about this measure, including how we calculate it.

Depreciation and amortization

	Three months ended March 31
(In millions of dollars)	2020	2019	% Chg

Depreciation of property, plant and equipment	588	564	4
Depreciation of right-of-use assets [1]	48	41	17
Amortization	3	4	(25)

Total depreciation and amortization	639	609	5

[1]	See "Critical Accounting Policies and Estimates" for more information.

Total depreciation and amortization increased this quarter primarily as a result of higher capital expenditures over the past several years. See "Capital Expenditures" for more information.

Restructuring, acquisition and other
This quarter, we incurred $21 million (2019 - $20 million) in restructuring, acquisition and other expenses. These costs were primarily a result of severance costs associated with the targeted restructuring of our employee base.

Finance costs

	Three months ended March 31
(In millions of dollars)	2020	2019	% Chg

Interest on borrowings [1]	192	173	11
Interest on lease liabilities	17	14	21
Interest on post-employment benefits liability	3	3	—
Loss (gain) on foreign exchange	132	(45)	n/m
Change in fair value of derivative instruments	(126)	44	n/m
Capitalized interest	(5)	(5)	—
Other	7	5	40

Total finance costs	220	189	16
n/m - not meaningful
1 Interest on borrowings includes interest on short-term borrowings and on long-term debt.

The 16% increase in finance costs this quarter was primarily a result of higher interest on borrowings, caused by:

•	higher outstanding debt as a result of our debt issuances over the past year; partially offset by

•	a lower weighted average cost of borrowing on our outstanding debt.

Rogers Communications Inc.	11	First Quarter 2020

Income tax expense

	Three months ended March 31
(In millions of dollars, except tax rates)	2020	2019

Statutory income tax rate	26.6%	26.7%
Income before income tax expense	469	530
Computed income tax expense	125	142
(Decrease) increase in income tax expense resulting from:
Non-(taxable) deductible stock-based compensation	(2)	1
Non-taxable portion of equity income	(1)	(1)
Other items	(5)	(3)

Total income tax expense	117	139

Effective income tax rate	24.9%	26.2%
Cash income taxes paid	93	145

The effective income tax rate for the quarter was lower than the statutory income tax rate primarily as a result of various non-taxable items.

Cash income tax decreased this quarter as a result of the timing of installment payments.

Net income

	Three months ended March 31
(In millions of dollars, except per share amounts)	2020	2019	% Chg

Net income	352	391	(10)
Basic earnings per share	$0.70	$0.76	(8)
Diluted earnings per share	$0.68	$0.76	(11)

Adjusted net income
We calculate adjusted net income from adjusted EBITDA as follows:

	Three months ended March 31
(In millions of dollars, except per share amounts)	2020	2019	% Chg

Adjusted EBITDA [1]	1,335	1,335	—
Deduct:
Depreciation and amortization	639	609	5
Finance costs	220	189	16
Other income	(14)	(13)	8
Income tax expense [2]	123	145	(15)

Adjusted net income [1]	367	405	(9)

Adjusted basic earnings per share [1]	$0.73	$0.79	(8)
Adjusted diluted earnings per share [1]	$0.71	$0.78	(9)

[1]
Adjusted EBITDA and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]	Income tax expense excludes recoveries of $6 million (2019 - recoveries of $6 million) for the three months ended March 31, 2020, related to the income tax impact for adjusted items.

Rogers Communications Inc.	12	First Quarter 2020

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended March 31
(In millions of dollars)	2020	2019

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,438	1,376
Change in non-cash operating working capital items	(186)	(13)
Cash provided by operating activities before income taxes paid and interest paid	1,252	1,363
Income taxes paid	(93)	(145)
Interest paid	(200)	(220)

Cash provided by operating activities	959	998

Investing activities:
Capital expenditures	(593)	(617)
Additions to program rights	(15)	(7)
Changes in non-cash working capital related to capital expenditures and intangible assets	(129)	(107)
Other	(19)	(3)

Cash used in investing activities	(756)	(734)

Financing activities:
Net (repayment of) proceeds received from short-term borrowings	(1,417)	430
Net issuance (repayment) of long-term debt	2,885	(400)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	90	(11)
Principal payments of lease liabilities	(50)	(41)
Transaction costs incurred	(16)	—
Repurchase of Class B Non-Voting Shares	—	(136)
Dividends paid	(253)	(247)

Cash provided by (used in) financing activities	1,239	(405)

Change in cash and cash equivalents	1,442	(141)
Cash and cash equivalents, beginning of period	494	405

Cash and cash equivalents, end of period	1,936	264

Operating activities
The 4% decrease in cash provided by operating activities this quarter was a result of higher investments in non-cash working capital items, partially offset by lower income taxes paid and lower interest paid.

Investing activities
Capital expenditures
During the quarter, we incurred $593 million on capital expenditures, before changes in non-cash working capital items. See "Capital Expenditures" for more information.

Financing activities
During the quarter, we received net amounts of $1,542 million (2019 - received $19 million) on our short-term borrowings, long-term debt, and related derivatives, net of transaction costs paid. See "Financial Risk Management" for more information on the cash flows relating to our derivative instruments.

Rogers Communications Inc.	13	First Quarter 2020

Short-term borrowings
Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US dollar-denominated commercial paper (US CP) program. Below is a summary of our short-term borrowings as at March 31, 2020 and December 31, 2019.

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Accounts receivable securitization program	650	650
US commercial paper program	316	1,588

Total short-term borrowings	966	2,238

The tables below summarize the activity relating to our short-term borrowings for the three months ended March 31, 2020 and 2019.

		Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from US commercial paper	2,678	1.328	3,556	3,858	1.330	5,132
Repayment of US commercial paper	(3,685)	1.350	(4,973)	(3,545)	1.326	(4,702)
Net (repayment of) proceeds received from US commercial paper			(1,417)			430

Net (repayment of) proceeds received from short-term borrowings			(1,417)			430

Concurrent with our US CP issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings. See "Financial Risk Management" for more information.

Long-term debt
Our long-term debt consists of amounts outstanding under our bank credit facilities and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2020 and 2019.

		Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (US$)	970	1.428	1,385	—	—	—

Net borrowings under credit facilities			1,385			—

Senior note issuances (Cdn$)			1,500			—
Senior note repayments (Cdn$)			—			(400)

Net issuance (repayment) of senior notes			1,500			(400)

Net issuance (repayment) of long-term debt			2,885			(400)

Rogers Communications Inc.	14	First Quarter 2020

	Three months ended March 31
(In millions of dollars)	2020	2019

Long-term debt net of transaction costs, beginning of period	15,967	14,290
Net issuance (repayment) of long-term debt	2,885	(400)
Loss (gain) on foreign exchange	986	(169)
Deferred transaction costs incurred	(16)	—
Amortization of deferred transaction costs	3	3

Long-term debt net of transaction costs, end of period	19,825	13,724

Issuance of senior notes and related debt derivatives
During the three months ended March 31, 2020, we issued $1.5 billion senior notes due 2027 at a rate of 3.65%. We did not issue any other senior notes or enter into any related debt derivatives during the three months ended March 31, 2020 or 2019.

Repayment of senior notes and related derivative settlements
We did not repay any senior notes or settle any related debt derivatives this quarter. In March 2019, we repaid the entire outstanding principal amount of our $400 million 2.8% senior notes, which came due on March 13, 2019. There were no derivatives associated with these senior notes.

Repurchase of Class B Non-Voting Shares
We did not repurchase any RCI Class B Non-Voting common shares (Class B Non-Voting Shares) this quarter. During the three months ended March 31, 2019, pursuant to our normal course issuer bid (NCIB) program, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2020 and 2019. On April 21, 2020, the Board of Directors declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 2, 2020 to shareholders of record on June 10, 2020.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 22, 2020	March 10, 2020	April 1, 2020	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 18, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

Rogers Communications Inc.	15	First Quarter 2020

Free cash flow

	Three months ended March 31
(In millions of dollars)	2020	2019	% Chg

Adjusted EBITDA [1]	1,335	1,335	—
Deduct:
Capital expenditures [2]	593	617	(4)
Interest on borrowings, net of capitalized interest	187	168	11
Cash income taxes [3]	93	145	(36)

Free cash flow [1]	462	405	14

[1]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.

[3]	Cash income taxes are net of refunds received.

Free cash flow increased this quarter primarily as a result of lower cash income taxes and capital expenditures, partially offset by higher interest on borrowings.

Rogers Communications Inc.	16	First Quarter 2020

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	March 31	December 31
(In millions of dollars)	2020	2019	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Cash and cash equivalents	1,936	494	1,442	n/m	See "Managing our Liquidity and Financial Resources".
Accounts receivable	1,984	2,304	(320)	(14)	Primarily reflects business seasonality and the collection of accounts receivable following the peak holiday period in Q4.
Inventories	423	460	(37)	(8)	Reflects a decrease in Wireless handset inventories.
Current portion of contract assets	1,094	1,234	(140)	(11)	Reflects our transition of consumer offerings to device financing agreements.
Other current assets	714	524	190	36	Primarily reflects an increase in financing receivables.
Current portion of derivative instruments	192	101	91	90	Primarily reflects changes in market values of our expenditure derivatives as a result of the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".
Total current assets	6,343	5,117	1,226	24

Property, plant and equipment	14,049	13,934	115	1	Primarily reflects capital expenditures and additions to right-of-use assets, partially offset by depreciation expense.
Intangible assets	8,896	8,905	(9)	—	n/m
Investments	2,554	2,830	(276)	(10)	Primarily reflects fair value decreases for certain publicly traded investments.
Derivative instruments	3,490	1,478	2,012	136
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Contract assets	418	557	(139)	(25)	Reflects our transition of consumer offerings to device financing agreements.
Other long-term assets	403	275	128	47	Reflects an increase in financing receivables.
Goodwill	3,923	3,923	—	—	n/m

Total assets	40,076	37,019	3,057	8

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	966	2,238	(1,272)	(57)	Reflects a decrease in borrowings under our US CP program.
Accounts payable and accrued liabilities	2,433	3,033	(600)	(20)	Reflects business seasonality and reduced Wireless device activity.
Income tax payable	232	48	184	n/m	Reflects the excess of current income tax expense over tax installments paid.
Other current liabilities	126	141	(15)	(11)	n/m
Contract liabilities	279	224	55	25	Primarily reflects an increase in contract liabilities related to device financing contracts.
Current portion of long-term debt	1,450	—	1,450	—	Reflects the reclassification to current of our $1,450 million senior notes due March 2021.
Current portion of lease liabilities	253	230	23	10	n/m
Current portion of derivative instruments	9	50	(41)	(82)	Primarily reflects the settlement of certain debt derivatives related to our US CP borrowings. See "Financial Risk Management".
Total current liabilities	5,748	5,964	(216)	(4)

Provisions	37	36	1	3	n/m
Long-term debt	18,375	15,967	2,408	15
Reflects the issuance of $1.5 billion of senior notes due March 2027 and the depreciation of the Cdn$ relative to the US$, partially offset by the reclassification to current of our $1,450 million senior notes due March 2021. See "Managing our Liquidity and Financial Resources".

Derivative instruments	1	90	(89)	(99)
Primarily reflects changes in market values of certain debt derivatives as a result of changes in the Canadian and US interest rate environments and the depreciation of the Cdn$ relative to the US$. See "Financial Risk Management".

Lease liabilities	1,557	1,495	62	4	Reflects liabilities related to new leases entered.
Other long-term liabilities	623	614	9	1	n/m
Deferred tax liabilities	3,536	3,437	99	3	Primarily reflects an increase in taxable temporary differences between the accounting and tax bases for certain assets.
Total liabilities	29,877	27,603	2,274	8

Shareholders' equity	10,199	9,416	783	8	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	40,076	37,019	3,057	8

Rogers Communications Inc.	17	First Quarter 2020

Financial Condition

Below is a summary of our total available liquidity under our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings as at March 31, 2020 and December 31, 2019.

As at March 31, 2020	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	1,376	8	317	1,499
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	1,376	109	317	1,499
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	1,936	—	—	—	1,936

Total	6,287	2,026	109	317	3,835

[1]	The US CP program amounts are gross of the discount on issuance.

As at December 31, 2019	Total available	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	—	8	1,593	1,599
Outstanding letters of credit	101	—	101	—	—
Total bank credit facilities	3,301	—	109	1,593	1,599
Accounts receivable securitization	1,050	650	—	—	400
Cash and cash equivalents	494	—	—	—	494

Total	4,845	650	109	1,593	2,493

[1]	The US CP program amounts are gross of the discount on issuance.

In addition to the sources of available liquidity noted above, we held $1,539 million of marketable securities in publicly traded companies as at March 31, 2020 (December 31, 2019 - $1,831 million).

Weighted average cost of borrowings
Our weighted average cost of borrowings was 4.23% as at March 31, 2020 (December 31, 2019 - 4.30%) and our weighted average term to maturity was 13.4 years (December 31, 2019 - 14.1 years).

Credit ratings
Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at March 31, 2020.

Issuance	Standard & Poor's	Moody's	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [1]	A-2	P-2	N/A [2]

[1]	Unchanged in the quarter.

[2]	We have not sought a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	18	First Quarter 2020

Adjusted net debt and debt leverage ratio
We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, lease liabilities, and cash and cash equivalents or bank advances.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2020	2019

Long-term debt [1]	20,001	16,130
Net debt derivative assets valued without any adjustment for credit risk [2]	(3,951)	(1,414)
Short-term borrowings	966	2,238
Lease liabilities	1,810	1,725
Cash and cash equivalents	(1,936)	(494)

Adjusted net debt [3]	16,890	18,185
Divided by: trailing 12-month adjusted EBITDA [3]	6,212	6,212

Debt leverage ratio [3]	2.7	2.9

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt and debt leverage ratio" in "Non-GAAP Measures and Related Performance Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and adjusted EBITDA are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

As a result of changes in the Canadian and US interest rate environments this quarter, and the significant fluctuations in the foreign exchange rate in late March, the mark-to-market on our net debt derivative asset this quarter increased in value by approximately $1.5 billion more than the foreign exchange revaluation on the carrying value of our long-term debt. Excluding the impact of this change on our debt derivatives, our adjusted net debt would have been approximately $1.5 billion higher and our debt leverage ratio would have been 3.0.

Normal course issuer bid
In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program that allows us to purchase, between April 24, 2020 and April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2020 NCIB). Rogers security holders may obtain a copy of this notice, without charge, by contacting us.

In April 2019, we commenced a NCIB program that allowed us to purchase, between April 24, 2019 and April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased for an aggregate purchase price of $500 million (2019 NCIB).

During the three months ended March 31, 2020, we did not repurchase any Class B Non-Voting Shares. During the three months ended March 31, 2019, we repurchased for cancellation 2,164,113 Class B Non-Voting Shares for $155 million, $19 million of which was paid in early April 2019.

Rogers Communications Inc.	19	First Quarter 2020

Outstanding common shares

	As at March 31	As at December 31
	2020	2019

Common shares outstanding [1]
Class A Voting Shares	111,154,811	111,154,811
Class B Non-Voting Shares	393,770,507	393,770,507

Total common shares	504,925,318	504,925,318

Options to purchase Class B Non-Voting Shares
Outstanding options	4,726,634	3,154,795
Outstanding options exercisable	1,426,207	993,645

[1]
Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2019 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 87.7% of our outstanding debt, including short-term borrowings, as at March 31, 2020 (December 31, 2019 - 87.2%).

Debt derivatives
We use cross-currency interest rate agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Credit facilities and US CP
Below is a summary of the debt derivatives we entered and settled related to our credit facilities and US CP program during the three months ended March 31, 2020 and 2019.

		Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	970	1.428	1,385	—	—	—

US commercial paper program
Debt derivatives entered	2,678	1.328	3,556	3,858	1.330	5,132
Debt derivatives settled	3,678	1.325	4,873	3,536	1.329	4,701
Net cash received (paid)			90			(11)

As at March 31, 2020, we had US$970 million and US$223 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2019 - nil and US$1,226 million), respectively.

Senior notes
We did not enter or settle any debt derivatives related to senior notes for the three months ended March 31, 2020 or 2019.

Rogers Communications Inc.	20	First Quarter 2020

Lease liabilities
Below is a summary of the debt derivatives we entered and settled related to our outstanding lease liabilities for the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	41	1.440	59	—	—	—
Debt derivatives settled	6	1.318	8	—	—	—

As at March 31, 2020, we had US$105 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2019 - US$70 million) with terms to maturity ranging from April 2020 to March 2023 (December 31, 2019 - January 2020 to December 2022), at an average rate of $1.368/US$ (December 31, 2019 - $1.318/US$).

See "Mark-to-market value" for more information about our debt derivatives.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered and settled during the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020			Three months ended March 31, 2019
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	342	1.339	458	240	1.304	313
Expenditure derivatives settled	225	1.298	292	210	1.243	261

As at March 31, 2020, we had US$1,107 million notional amount of expenditure derivatives outstanding (December 31, 2019 - US$990 million) with terms to maturity ranging from April 2020 to December 2021 (December 31, 2019 - January 2020 to December 2021), at an average rate of $1.312/US$ (December 31, 2019 - $1.300/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2020, we had equity derivatives outstanding for 4.6 million (December 31, 2019 - 4.3 million) Class B Non-Voting Shares with a weighted average price of $51.82 (December 31, 2019 - $51.76).

During the three months ended March 31, 2020, we entered into 0.3 million equity derivatives (2019 - nil) with a weighted average price of $56.08 (2019 - nil).

Separately, upon renewal of our existing equity derivatives this quarter, we settled 0.5 million equity derivatives at a weighted average price of $54.16 for net payments of $1 million. At the same time, we entered into 0.5 million equity derivatives at a weighted average price of $54.16 under substantially the same terms and conditions with revised expiry dates to April 2021 (from April 2020).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to July 2020 and April 2021 (from April 2020).

During the three months ended March 31, 2019, we settled 0.3 million equity derivatives at a weighted average price of $72.04 for net proceeds of $7 million.

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	21	First Quarter 2020

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at March 31, 2020
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	8,363	1.1941	9,986	3,532
As liabilities	41	1.4400	59	(1)
Short-term debt derivatives not accounted for as hedges:
As assets	223	1.3505	301	15
As liabilities	970	1.4278	1,385	(9)
Net mark-to-market debt derivative asset				3,537
Expenditure derivatives accounted for as cash flow hedges:
As assets	1,107	1.3120	1,452	103
Equity derivatives not accounted for as hedges:
As assets	—	—	238	32

Net mark-to-market asset				3,672

	As at December 31, 2019
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,800	1.1357	6,587	1,508
As liabilities	2,570	1.3263	3,409	(96)
Short-term debt derivatives not accounted for as hedges:
As liabilities	1,223	1.3227	1,618	(29)
Net mark-to-market debt derivative asset				1,383
Expenditure derivatives accounted for as cash flow hedges:
As assets	270	1.2391	335	16
As liabilities	720	1.3228	952	(15)
Net mark-to-market expenditure derivative asset				1
Equity derivatives not accounted for as hedges:
As assets	—	—	223	55

Net mark-to-market asset				1,439

Commitments and Contractual Obligations

See our 2019 Annual MD&A for a summary of our obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and lease arrangements. These are also discussed in notes 17, 21, and 28 of our 2019 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2019 Annual MD&A, since December 31, 2019.

Regulatory Developments

See our 2019 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 5, 2020. There have been no significant regulatory developments since that date.

Rogers Communications Inc.	22	First Quarter 2020

Updates to Risks and Uncertainties

See our 2019 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 5, 2020, which should be reviewed in conjunction with this MD&A. The following factors may contribute to those risks and uncertainties.

Outbreak of COVID-19 and related pandemic
On March 11, 2020, the World Health Organization recognized the outbreak of COVID-19 as a pandemic and we have been closely monitoring related developments. As the COVID-19 pandemic continues to significantly impact the wellbeing of individuals and the Canadian and global economies, we have invoked our business continuity plans and implemented a specific response plan to continue providing our essential services and support to our customers and communities while safeguarding the health and safety of the public and our employees.

We are focused on operating and maintaining our wireless and cable networks, including adding capacity and managing traffic where needed, our media operations, and the key business operations required to ensure service continuity for customers. We have implemented alternative working arrangements for employees and temporarily closed most of our retail locations nationally, with a limited number of stores remaining open to continue providing our essential services to customers. On March 16, 2020, we announced a series of measures to help our customers, including the waiving of certain fees and providing access to a rotating selection of television channels and content, as we continually seek new ways to support our customers.

We are in close contact with government officials at all levels, suppliers, partners, and key business customers, and our pandemic response plans are continually evolving.

Public and private sector regulations, policies, and other measures aimed at reducing the transmission of COVID-19 include the imposition of business closures, travel restrictions, the promotion of social distancing, and the adoption of work-from-home and online education by companies, schools, and institutions. These measures are impacting how customers use our networks, products, and services, the manner or extent to which we can offer certain products and services (including the suspension of major sports leagues), and the ability of certain suppliers and vendors to provide products and services to us.

The full extent and impact of the COVID-19 pandemic is unknown. Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•	the risk of a material reduction in demand for our products and services due to job losses and associated financial hardship, which may lead to a decline in revenue as a result of:

•	lower Wireless subscriber activity, including lower equipment revenue;

•	the suspension of major sports leagues and associated programming;

•	services provided to our customers at no cost, such as long distance calling, roaming, and free television channels;

•	lower roaming and overage revenue as customers are unable to travel and increasingly stay home; and

•	customers downgrading or cancelling their services;

•	an increase in delinquent or unpaid bills, which may lead to increased bad debt expense;

•	issues delivering certain products and services, or maintaining or upgrading our networks, due to store closures and supply chain disruptions;

•	additional capital expenditures to maintain or expand our networks in order to accommodate substantially increased network usage; and

•	higher costs for new capital.

While we expect certain cost savings to offset some of the lower revenue, such as lower equipment costs or lower programming costs, we also cannot predict the extent to which they would be offset or the extent to which they would materialize.

Due to the uncertainty surrounding the duration and potential outcomes of the COVID-19 pandemic, including the results of measures taken to slow the spread and the broader impact COVID-19 may have on the Canadian and global economies or financial markets, we are unable at this time to predict the overall impact on our operations, liquidity, financial condition, or results; however, it may have a material, adverse impact on our results. Any future epidemic, pandemic, or other public health crisis that occurs in the future may pose similar risks to us.

Rogers Communications Inc.	23	First Quarter 2020

Wholesale Internet costing and pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers’ motion for an interlocutory Stay of the CRTC’s Order pending the Court’s determination of the Cable Carriers’ motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. It is anticipated that the appeal will be heard in mid-2020 with a decision thereafter.

Due to the Court’s granting of an interlocutory Stay and Leave to Appeal, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC’s order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $165 million, representing the impact on a retroactive basis from March 31, 2016 to March 31, 2020. We estimate the ongoing impact would be approximately $11 million per quarter.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced, corresponding claims were filed in multiple jurisdictions across Canada. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	24	First Quarter 2020

Critical Accounting Policies and Estimates

See our 2019 Annual MD&A and our 2019 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2020
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2020. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.

•	Changes to the Conceptual Framework, seeking to provide improvements to concepts surrounding various financial reporting considerations and existing IFRS standards.

•	Amendments to IAS 1, Presentation of Financial Statements and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, clarifying the definition of "material".

•
Amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), and IFRS 7, Financial Instruments: Disclosures (IFRS 7), Interest Rate Benchmark Reform, detailing the fundamental reform of major interest rate benchmarks being undertaken globally to replace or redefine Inter-Bank Offered Rates (IBORs) with alternative nearly risk-free benchmark rates (referred to as "IBOR reform"). There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instrument contracts.

Recent accounting pronouncements not yet adopted
The IASB has issued the following new standard that will become effective in a future year and is not expected to have an impact on our consolidated financial statements in future periods.

•	IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	The Hon. David R. Peterson, P.C., Q.C., the non-executive chairman emeritus of Cassels Brock and Blackwell LLP, a law firm that provides legal services to us; and

•	Isabelle Marcoux, C.M., the chair of the board of Transcontinental Inc., a company that provides printing services to us.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2020	2019

Printing and legal services [1]	1	1

[1]	The amount paid for legal services is nominal.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three months ended March 31, 2020 and 2019.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reportable segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique

Rogers Communications Inc.	25	First Quarter 2020

seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reportable segments, refer to our 2019 Annual MD&A.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2019 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	Wireless subscriber churn (churn);

•	Wireless blended average billings per user (ABPU);

•	Wireless blended average revenue per user
(ARPU);

•	Cable average revenue per account (ARPA);

•	Cable customer relationships;

•	Cable market penetration (penetration);

•	capital intensity; and

•	total service revenue.

Commencing this quarter, we are updating the key performance indicators we present for our Cable segment to align our external reporting with the focus of our internal business strategy as a result of the convergence of technologies used to deliver Internet and television services, including the continued adoption of Ignite TV. We have begun disclosing Cable average revenue per account (ARPA), customer relationships, and market penetration as defined below. Additionally, we have amended the definition of our subscriber counts for Television to include only Ignite TV and renamed the metric accordingly as a result of shifting our product offering to focus on IPTV. Finally, we have ceased reporting Phone subscribers and total service units as our Phone product is increasingly being bundled with our Internet and Television products for a very low incremental cost. These changes have been made to align our external disclosure with the focus of the business and our strategy. Our updated definitions are as follows:

SUBSCRIBER COUNTS
Subscriber count (Cable)

•	Cable Ignite TV and Internet subscribers are represented by a dwelling unit.

•
When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

•	Cable Ignite TV and Internet subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

•
Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

CUSTOMER RELATIONSHIPS
Customer relationships are represented by dwelling units where at least one of our Cable services (i.e. Internet, legacy television or Ignite TV, and/or home phone) are installed and operating, and the service or services are billed accordingly. When there is more than one unit in one dwelling, such as an apartment building, each tenant with at least one of our Cable services is counted as an individual customer relationship, whether the service is invoiced separately or included in the tenant's rent. Institutional units, like hospitals or hotels, are each considered one customer relationship.

AVERAGE REVENUE PER ACCOUNT (CABLE)
Average revenue per account (ARPA) measures total average spending by a single customer account on Cable products. We use it to identify trends and measure our success in attracting and retaining multiple-service accounts. We calculate ARPA by dividing Cable service revenue by the average total number of customer relationships for the same period.

MARKET PENETRATION
Market penetration (penetration) measures our success at attracting new households to our brands and products within our network footprint. Market penetration is calculated by dividing customer relationships by homes passed. An increasing market penetration rate reflects more new customer relationships than new homes passed.

Rogers Communications Inc.	26	First Quarter 2020

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.

Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	27	First Quarter 2020

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2020	2019

Net income	352	391
Add:
Income tax expense	117	139
Finance costs	220	189
Depreciation and amortization	639	609

EBITDA	1,328	1,328
Add (deduct):
Other income	(14)	(13)
Restructuring, acquisition and other	21	20

Adjusted EBITDA	1,335	1,335

Reconciliation of adjusted EBITDA margin

	Three months ended March 31
(In millions of dollars, except margins)	2020	2019

Adjusted EBITDA	1,335	1,335
Divided by: total revenue	3,416	3,587

Adjusted EBITDA margin	39.1%	37.2%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2020	2019

Net income	352	391
Add (deduct):
Restructuring, acquisition and other	21	20
Income tax impact of above items	(6)	(6)

Adjusted net income	367	405

Reconciliation of adjusted earnings per share

	Three months ended March 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2020	2019

Adjusted basic earnings per share:
Adjusted net income	367	405
Divided by:
Weighted average number of shares outstanding	505	514

Adjusted basic earnings per share	$0.73	$0.79

Adjusted diluted earnings per share:
Diluted adjusted net income	357	405
Divided by:
Diluted weighted average number of shares outstanding	506	516

Adjusted diluted earnings per share	$0.71	$0.78

Rogers Communications Inc.	28	First Quarter 2020

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2020	2019

Cash provided by operating activities	959	998
Add (deduct):
Capital expenditures	(593)	(617)
Interest on borrowings, net of capitalized interest	(187)	(168)
Interest paid	200	220
Restructuring, acquisition and other	21	20
Program rights amortization	(22)	(19)
Net change in contract asset balances	(326)	9
Net change in financing receivable balances	259	—
Change in non-cash operating working capital items	186	13
Other adjustments	(35)	(51)

Free cash flow	462	405

Reconciliation of adjusted net debt and debt leverage ratio

	As at March 31	As at December 31
(In millions of dollars)	2020	2019

Current portion of long-term debt	1,450	—
Long-term debt	18,375	15,967
Deferred transaction costs and discounts	176	163
	20,001	16,130
Add (deduct):
Net debt derivative assets	(3,537)	(1,383)
Credit risk adjustment related to net debt derivative assets	(414)	(31)
Short-term borrowings	966	2,238
Current portion of lease liabilities	253	230
Lease liabilities	1,557	1,495
Cash and cash equivalents	(1,936)	(494)

Adjusted net debt	16,890	18,185

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2020	2019

Adjusted net debt	16,890	18,185
Divided by: trailing 12-month adjusted EBITDA	6,212	6,212

Debt leverage ratio	2.7	2.9

Rogers Communications Inc.	29	First Quarter 2020

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2020	2019				2018 [1]
(In millions of dollars, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue
Wireless	2,077	2,493	2,324	2,244	2,189	2,464	2,331	2,214
Cable	973	987	994	997	976	989	983	991
Media	412	530	483	591	468	540	488	608
Corporate items and intercompany eliminations	(46)	(58)	(47)	(52)	(46)	(55)	(33)	(57)
Total revenue	3,416	3,952	3,754	3,780	3,587	3,938	3,769	3,756
Total service revenue [2]	3,049	3,244	3,233	3,345	3,143	3,276	3,271	3,300

Adjusted EBITDA [3]
Wireless	1,026	1,064	1,138	1,128	1,015	1,028	1,099	1,029
Cable	453	497	499	478	445	489	490	462
Media	(85)	22	130	72	(84)	40	73	60
Corporate items and intercompany eliminations	(59)	(53)	(55)	(43)	(41)	(36)	(42)	(47)
Adjusted EBITDA	1,335	1,530	1,712	1,635	1,335	1,521	1,620	1,504
Deduct (add):
Depreciation and amortization	639	638	627	614	609	564	558	545
Gain on disposition of property, plant and equipment	—	—	—	—	—	—	(5)	—
Restructuring, acquisition and other	21	38	42	39	20	94	47	26
Finance costs	220	230	215	206	189	205	176	193
Other (income) expense	(14)	(12)	16	(1)	(13)	(26)	15	2
Net income before income tax expense	469	636	812	777	530	684	829	738
Income tax expense	117	168	219	186	139	182	235	200
Net income	352	468	593	591	391	502	594	538

Earnings per share:
Basic	$0.70	$0.92	$1.16	$1.15	$0.76	$0.97	$1.15	$1.04
Diluted	$0.68	$0.92	$1.14	$1.15	$0.76	$0.97	$1.15	$1.04

Net income	352	468	593	591	391	502	594	538
Add (deduct):
Restructuring, acquisition and other	21	38	42	39	20	94	47	26
Loss on bond forward derivatives	—	—	—	—	—	21	—	—
Loss on repayment of long-term debt	—	19	—	—	—	—	—	—
Gain on disposition of property, plant and equipment	—	—	—	—	—	—	(5)	—
Income tax impact of above items	(6)	(14)	(13)	(10)	(6)	(32)	(11)	(10)
Income tax adjustment, legislative tax change	—	—	—	(23)	—	—	—	—
Adjusted net income [3]	367	511	622	597	405	585	625	554

Adjusted earnings per share [3]:
Basic	$0.73	$1.00	$1.22	$1.17	$0.79	$1.14	$1.21	$1.08
Diluted	$0.71	$1.00	$1.19	$1.16	$0.78	$1.13	$1.21	$1.07

Capital expenditures	593	791	657	742	617	828	700	657
Cash provided by operating activities	959	1,166	1,305	1,057	998	1,051	1,304	1,048
Free cash flow [3]	462	497	767	609	405	471	627	595

[1]	2018 reported figures have not been restated applying IFRS 16. See our 2019 Annual MD&A for more information.

[2]	As defined. See "Key Performance Indicators".

[3]
Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	30	First Quarter 2020

Summary of financial information of long-term debt guarantor
Our outstanding public debt, amounts drawn on our $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended March 31	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Selected Statements of Income data measure:
Revenue	—	—	3,033	3,148	434	488	(51)	(49)	3,416	3,587
Net income (loss)	352	391	347	376	75	(46)	(422)	(330)	352	391

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Mar. 31 2020	Dec. 31 2019	Mar. 31 2020	Dec. 31 2019	Mar. 31 2020	Dec. 31 2019	Mar. 31 2020	Dec. 31 2019	Mar. 31 2020	Dec. 31 2019
Selected Statements of Financial Position data measure:
Current assets	28,017	26,571	24,134	24,447	10,488	10,552	(56,296)	(56,453)	6,343	5,117
Non-current assets	32,196	30,048	26,540	26,342	3,830	3,710	(28,833)	(28,198)	33,733	31,902
Current liabilities	26,674	26,550	28,739	29,201	8,242	8,278	(57,907)	(58,065)	5,748	5,964
Non-current liabilities	20,559	17,869	4,872	4,938	136	138	(1,438)	(1,306)	24,129	21,639

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	31	First Quarter 2020

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio;

•	statements relating to plans we have implemented in response to the COVID-19 pandemic and its impact on us; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions;

•	industry structure and stability; and

•	the impact of the COVID-19 pandemic on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic, geopolitical, and other conditions affecting commercial activity;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities;

•	external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	32	First Quarter 2020

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2019 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this MD&A.

# # #

Rogers Communications Inc.	33	First Quarter 2020